

Mail Stop 6010

September 30, 2008

Via Facsimile and U.S. Mail

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 375
Provo, UT 84604

> **Re: Raser Technologies, Inc.**
> **Amendment 1 to Form 10-K for the Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **File No. 001-32661**

Dear Mr. Cook:

We have reviewed your letter dated September 2, 2008 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2007

General

1.   In connection with responding to our comments, please provide, in writing, a statement from the company, <u>signed by an officer of the company</u>, acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   We note your response to prior comment 1. We also note that on September 15, 2008, Merrill Lynch & Co., Inc and Bank of America Corporation entered into a merger agreement providing that Merrill Lynch will become a wholly owned subsidiary of Bank of America and your press release dated September 18, 2008. Please disclose in your future filings your then current understanding as to whether the consummation of the merger would materially impact your plans to develop and finance geothermal power plants. Please also address whether you believe a merger would alter your or your counterparty's understanding of any outstanding obligations under the January 16, 2008 registration rights agreement.

Note 1. Description of the Business and Basis of Presentation, page F-9

Development Stage Enterprise, page F-10

3.   Please refer to prior comment 6. We note from your response that "most, if not all of the anticipated events contributing to the Company's conclusion that it should transition from a development stage enterprise in 2005 did not ultimately occur." Given that these events had not occurred at December 31, 2005, it is unclear from your response as to why you determined that it was appropriate to cease development stage reporting under paragraph 8-9 SFAS 7 as of December 31, 2005. Specifically, it appears that as of December 31, 2005, you were devoting most of your efforts to developing markets through the proposed contract with the U.S. Army and the discussions with AMP Resources.   Please further clarify for us how your conclusion to cease development stage reporting as of December 31, 2005 complies with paragraphs 8-9 of SFAS 7.

Geothermal Properties and Well Field Development, page F-13

4.   We note your response to prior comment 7 and your proposed revised disclosure which appropriately removes all references to the guidance for accounting for oil and gas producing activities. We note from your revised disclosure that you are capitalizing lease acquisition costs including lease bonuses, legal costs, permit costs and the fair value of other forms of compensation to acquire the lease. We further note that you do not begin amortizing the capitalized costs until viable resources are discovered. Please explain to us how your accounting is consistent

with the guidance in SFAS 13. In this regard, explain to us why you believe it is appropriate to defer amortization of the lease payments until viable resources are discovered and the accounting guidance you relied upon in establishing that accounting policy.

5.   Further to the above, we note your disclosure under each of "Geothermal Properties" and "Well Field Development" that 'dry hole wells on proved property are capitalized and amortized.' Please explain to us why you continue to capitalize these assets subsequent to the determination that the wells do not contain geothermal resources. Explain why you believe the items continue to represent an asset as defined in paragraphs 25-31 of FASB Concepts Statement No. 6.

6.   We note your disclosure on page 11 of your Form 10-K/A that indicates that you have conducted drilling and testing on two properties in which you have acquired an interest, and that the costs associated with drilling and testing can vary from property to property and can often be significant. We also note your disclosure in Note 2 that you capitalize tangible and intangible drilling costs as incurred, and only begin amortizing once viable resources are discovered. While this policy may be consistent with the guidance in SFAS 19, since your geothermal activities are specifically excluded from the scope of this standard, we do not believe that guidance provides a basis to support your accounting policy. Please provide your analysis of other GAAP literature which you believe provides a basis to capitalize these costs prior to you determining that you have commercially viable resources. Finally, please tell us and disclose in future filings the typical time it takes between the initial drilling on a property and the ability to determine whether the resources are viable.

7.   We note your response to prior comment 2. Please tell us how much, if any, you have paid to the landowner relating to the three million acres and how you are accounting for any such payments. In addition, revise page 35 in future filings to disclose when you expect to determine if the property owner has geothermal rights on this land.

8.   We see that a significant portion of the capitalized property costs relate to the land lease on 2,500 acres in New Mexico that you purchased in 2007. Although this represents only 1% of the total acreage for which you have rights, the capitalized costs for this land represent 72% of your capitalized property costs. Please explain to us the factors that led to your capitalized property costs being higher for this property.

9.   Revise future filings to clearly disclose the status of any land in which you acquire an interest. For example, disclose whether there are established

geothermal resources on the property or whether there are any geothermal wells in the vicinity.

10.   You state that "management is currently assessing which generally accepted accounting principle method to use for depletion." In light of the progress on your Thermo project, please update us regarding your accounting policy for depletion. Discuss which alternatives you are currently considering.

11.   We note the detail of capitalized costs by geographical area included in Note 5. We also note the detail of your leased land included on pages 34-35. Please provide us with your summary timeline for the development and construction of geothermal power plants for each project area. To enhance an investors understanding of your ongoing development, revise your discussion in MD&A in future filings to discuss your plans by project area, including updating the status of existing projects.

Form 10-Q for the quarter ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

12.   We note your statement on page 25 regarding the results of a recently completed independent report by GeothermEx. Inc. on the greater Thermo project area. Please file a consent on behalf of GeothermEx. Inc. in accordance with Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on any other comments.

Sincerely

Kevin L. Vaughn
Accounting Branch Chief